United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Seventh Generation Interfaith Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Province of Saint Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 5830, Milwaukee, WI 53205-0830

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Shareholder Memo in Support of Resolution Concerning Restaurant Brands International, Inc. (Item #5)

The Province of St. Joseph of the Capuchin Order and its’ co-filers seek your support to vote FOR the shareholder proposal to report on supply chain impacts on deforestation (Item #5) at the Restaurant Brands International Inc. (hereby referred to as “RBI” or “the Company”) Annual Meeting on June 11, 2019. Support for this resolution is warranted because:

1.	Reputational risk: RBI faces risks from shifting consumer demand and public awareness campaigns targeting companies linked to deforestation.

2.	Competitive risk: RBI is lagging behind its peers in adopting comprehensive policies and providing adequate disclosure on progress to mitigate its exposure to forest-related risks. Further inaction could create competitive pressure potentially resulting in significant loss of market share.

3.	Supply chain risks: The environmental impacts caused by agriculture-driven deforestation can reduce agricultural productivity, leading to supply chain disruptions and associated expenses.

SUMMARY OF RESOLUTION

Resolved: Shareholders request that RBI issue a report to investors by November 1, 2019 and updated annually, at reasonable expense and excluding proprietary information, providing quantitative targets and implementation plans for reducing supply chain impacts on deforestation.

Supporting statement: Proponents believe a meaningful response could include:

•	Commodity specific, time-bound goals for reducing or eliminating deforestation linked to RBI’s operations and supply chain for soy and beef;

•	Evidence of proactive implementation efforts, such as a time-bound plan, verification processes, non-compliance protocols and regular reporting on a public platform; and

•	The percentage of each commodity sourced that is traced back to its origin and the percentage verified via credible third parties as not contributing to physical expansion into peatlands, High Conservation Value lands, or High Carbon Stock forests, or contributing to land and labor rights abuses.

BACKGROUND

RBI purchases commodities such as beef, soy, palm oil and fiber-based packaging that are the leading drivers of deforestation1, half of which is illegal.2 Tropical deforestation, most of which is driven by agricultural expansion, is responsible for approximately 10% of global greenhouse gas emissions.3 According to the Intergovernmental Panel on Climate Change’s 2018 report, restoring landscapes and forests is one of the best, most cost-effective options available to combat the devastating impacts of changing climates. Deforestation also contributes to biodiversity loss, soil erosion, disrupted rainfall patterns, community land conflicts and forced labor. Chain Reaction Research states that it is imperative that investors and banks pay attention to deforestation as it is “largely driven by specific economic activities and is thus a sector-specific risk.” Furthermore, public awareness campaigns are bringing more attention to the environmental and social problems associated with deforestation.

RBI’s limited action on deforestation exposes them to significant business risks including failure to meet shifting consumer and market expectations, damage to the company’s brand value, and unreliability of supply. Additionally, supply chains that are illegally engaging in deforestation are vulnerable to interruption from new regulations and enforcement.

1. REPUTATIONAL RISK

Growing global concern about the environmental, social, and climate-related impacts of deforestation is shifting consumer purchasing habits. RBI lacks the comprehensive policy and metric reporting expected by stakeholders to demonstrate sufficient mitigation of exposure to deforestation, heightening its potential for reputational damage. As the environmental and supply chain impacts of deforestation become more pronounced, and as consumer concern around deforestation and climate change grow, RBI may face substantial financial risks if it fails to act.

Consumers are increasingly concerned about sustainability, expecting companies to act and shifting their purchasing practices accordingly:

•	A 2018 survey found that 72% of Americans say global warming is important to them, up 16 percentage points from 2015.[4] Deforestation is a leading cause of climate change.[5]

_____________________________

1 https://www.ucsusa.org/global-warming/stop-deforestation/whats-driving-deforestation

2 https://chainreactionresearch.com/reports/economic-drivers-of-deforestation-sectors-exposed-to-sustainability-and-financial-risks/

3 https://www.ucsusa.org/global-warming/stop-deforestation/whats-driving-deforestation

4 http://climatecommunication.yale.edu/wp-content/uploads/2019/01/Climate-Change-American-Mind-December-2018.pdf

5 https://www.earthday.org/campaigns/reforestation/deforestation-climate-change/

•	A survey by Ernst & Young concluded that 59% of Americans believe companies have an obligation to protect the environment.[6]

•	In 2014, a survey from Cone Communications found that 83% of shoppers consider sustainability when making food purchasing decisions.[7] Research conducted by Cone Communications in 2017 found that 87% of consumers will buy from a company that advocates for issues they care about, while 76% will refuse business to a company that supports issues contrary to their beliefs.[8]

Companies linked to deforestation may receive negative attention, impairing brand reputation:

•	Companies connected to suppliers associated with deforestation or human rights violations have been targeted in campaigns by influential NGOs, like Greenpeace,[9] Rainforest Action Network,[10] and Mighty Earth.[11] Hundreds of thousands of consumers have demanded that Burger King and RBI go deforestation-free[12] as the number of campaigns targeting corporations with global brands keeps growing.[13]

•	Major media outlets, including The New York Times[14] and Bloomberg,[15] as well as risk analysis platforms like Chain Reaction Research, are increasingly covering deforestation, exposing laggard companies to reputational risk.

2. COMPETITIVE RISK

In response to the risks posed by deforestation, peer companies such as McDonalds has established a policy for No Deforestation, No Peat Expansion, No Social Exploitation (NDPE) on Forests. They published commodity-specific policies and procedures to eliminate deforestation from its supply chains by 2020. It has pledged to eliminate deforestation from its beef supply chain by focusing on countries with identified deforestation risks. They disclose evidence on their progress by responding to CDP Forests and issuing annual RSPO ACOPs reports.

In contrast, RBI’s goal to eliminate commodity deforestation is stretched to 2030 and does not include the Popeye’s Brand. The Company’s palm oil and fiber-based packaging policies lack traceability, a non-compliance protocol, a grievance process, and adequate disclosure of progress. The Company does not inform investors of the percentage of commodities sourced from suppliers in compliance with its no-deforestation policy. In its 2016 sustainability report, RBI stated that it aimed to "develop time bound commitments for the following additional priority products: beef and poultry (including soy as feed) and coffee”. The Company has yet to release information about any new commitments for these commodities.

_____________________________

6 https://www.worldwildlife.org/threats/deforestation

7 http://www.conecomm.com/research-blog/2014-cone-communications-food-issues-study

8 http://www.conecomm.com/research-blog/2017-csr-study#download-the-research

9 https://www.greenpeace.org/usa/research/moment-truth-time-brands-come-clean-links-forest-destruction-palm-oil/

10 https://www.ran.org/issue/palm_oil/#snack_food20

11 http://www.mightyearth.org/mighty-earth-announces-rapid-response-system-to-monitor-deforestation-linked-to-agricultural-supply-chains/

12 https://actions.sumofus.org/a/burger-king-end-deforestation-in-your-supply-chain-now

13 https://www.researchgate.net/publication/315856967_Is_the_Power_of_Brand-Focused_Activism_Rising_The_Case_of_Tropical_Deforestation

14 https://www.nytimes.com/2018/11/20/magazine/palm-oil-borneo-climate-catastrophe.html

15 https://www.bloomberg.com/quicktake/deforestation

RBI has not signed The New York Declaration on Forests, support Brazilian Soy Moratorium or the Cerrado Manifesto, nor do they report progress on third party platforms such as CDP’s Forest survey or RSPO ACOP reports. As a result, SCRIPT Soft Commodity Risk Platform scored the Company at 37 out of 100 due to lack of risk awareness, board oversight, executive compensation, commodity specific policies, certification and traceability, and time-bound targets.

3. SUPPLY CHAIN RISKS

The consequences of deforestation threaten the environmental processes which sustain global food systems, resulting in risk for global food security, the economy, and ecosystems. The cycle by which unsustainable sourcing of beef, soy, palm oil, and pulp/paper causes deforestation, directly jeopardizes the production of those very commodities and could position the Company’s supply chains for future disruption. As banks and institutional investors develop policies to reduce their exposure to deforestation, companies such as RBI may face supply chain reliability risks if they are unable to cut ties with suppliers associated with deforestation.

Deforestation threatens to disrupt global food systems and destabilize supply chains:

•	Climate change causes changes in weather patterns, disruption of the water cycle, and the frequency of extreme weather events, all of which threaten the security of commodity supply chains.[16]

•	Deforestation alters global rainfall patterns, with some studies indicating that deforestation has led to 10-15% declines in local rainfall and to shifts in rainfall patterns thousands of miles away.[17] Agriculture is highly dependent on consistent rainfall patterns, yet multiple studies have indicated that deforestation, due primarily to agricultural expansion, is leading to reductions in rainfall[18] and to decreased agricultural productivity.[19]

•	According to a 2015 study, nearly 33% of the world’s adequate or high-quality food-producing land has already been lost to soil erosion caused by clearing trees necessary for anchoring the soil.[20]

_____________________________

16 https://www.worldwildlife.org/threats/deforestation

17 http://www.nasa.gov/centers/goddard/news/topstory/2005/deforest_rainfall.html and http://journals.ametsoc.org/doi/abs/10.1175/2008JCLI2157.1; http://journals.ametsoc.org/doi/abs/10.1175/JCLI-D-12-00369.1

18 http://www.nasa.gov/centers/goddard/news/topstory/2005/deforest_rainfall.html

19 http://journals.ametsoc.org/doi/abs/10.1175/2008JCLI2157.1 ; http://journals.ametsoc.org/doi/abs/10.1175/JCLI-D-12-00369.1

20 http://www.reuters.com/article/2014/12/05/us-food-soil-farming-idUSKCN0JJ1R920141205

Banks and institutional investors consider deforestation a material risk and are adopting policies to stem financial services to companies linked to deforestation:

•	Banks including HSBC,[21] Rabobank,[22] and Credit Suisse[23] have adopted detailed financing and corporate lending policies that reduce their exposure to deforestation by examining their clients’ links to deforestation and by setting expectations for their clients’ sustainability practices.

•	CalPERS, the largest U.S. state pension fund, updated its investment policy to include deforestation as a material risk to be considered in its investment decisions.[24]

•	The largest sovereign wealth fund in the world, Norway’s, divested from 11 companies because they were connected to cases of deforestation events.[25]

•	A recent letter to financial service firms from eight U.S. Senators asked for stringer due diligence on deforestation and environmental risks.[26]

CONCLUSION

Supply chain deforestation presents material reputational, competitive and supply reliability risks to RBI and its brands. As one of the top five quick service restaurants in the world, the narrow scope and comparative weakness of RBI’s current policies when compared with peers does not adequately protect RBI or its investors from the risks associated with deforestation. As competitors implement stronger initiatives to tackle exposure to deforestation within their own supply chains and as consumers continue to demonstrate demand for sustainably sourced products, the Company is positioned as a laggard and could lose significant market access.

Shareholders are urged to vote FOR the proposal asking Restaurant Brands International Inc. to disclose efforts to mitigate deforestation exposure and strengthen its forest policies.

_____________________________

21 http://www.hsbc.com/news-and-insight/media-resources/media-releases/2017/hsbc-statement-on-revised-agricultural-commodities-policy

22 https://www.rabobank.com/en/images/sustainability-policy-framework.pdf

23 https://www.credit-suisse.com/media/assets/corporate/docs/about-us/responsibility/banking/policy-summaries-en.pdf

24 https://chainreactionresearch.com/the-chain-calpers-approves-updated-investment-policy-including-material-risks-from-deforestation/

25 http://www.climateaction.org/news/norways_500bn_sovereign_wealth_fund_drops_deforestation_firms

26 https://www.schatz.senate.gov/imo/media/doc/FINAL%20merged%20deforestation%20letters.pdf